 Filed by: The Advisors’ Inner Circle Fund III pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: AMG Funds

File Number of the Related

Registration Statement: 333-249773

AMG Funds

AMG SOUTHERNSUN SMALL CAP FUND

AMG SOUTHERNSUN U.S. EQUITY FUND

JOINT SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR JANUARY 21, 2021

Dear Shareholder,

We need your help as our records indicate that we have not received your vote for the upcoming Joint Special Meeting of shareholders of the AMG SouthernSun Small Cap Fund and the AMG SouthernSun U.S. Equity Fund (the “Target Funds”) to be held on January 21, 2021. We are asking you to vote on reorganization proposals, which the Board of Trustees of AMG Funds recommends that the shareholders of the Target Funds approve.

Your vote is important no matter how many shares you own.

The details of the Joint Special Meeting are described in the proxy statement that has been sent to all shareholders and can be found at https://vote.proxyonline.com/AMG/docs/SouthernSun.pdf. Please read the proxy statement carefully because it contains important information. If you have any questions regarding the proposals, please contact us at (877) 864-5057, Monday through Friday, from 9:00 a.m. to 11:00 p.m. Eastern time.

Please cast your vote using one of the methods below.

•	Vote by Phone. Call one of our proxy specialists toll-free at (877) 864-5057, Monday through Friday, from 9 a.m. to 11 p.m. Eastern Time. You will need the control number, which can be found on your proxy card(s) enclosed with this letter.

•	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

•	Vote via the Internet. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

•	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the joint special shareholder meeting on January 21, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned to a later date.

Your prompt response is greatly appreciated.

REG NOBO

AMG Funds

AMG SOUTHERNSUN SMALL CAP FUND

AMG SOUTHERNSUN U.S. EQUITY FUND

JOINT SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR JANUARY 21, 2021

Dear Shareholder,

We need your help as our records indicate that we have not received your vote for the upcoming Joint Special Meeting of shareholders of the AMG SouthernSun Small Cap Fund and the AMG SouthernSun U.S. Equity Fund (the “Target Funds”) to be held on January 21, 2021. We are asking you to vote on reorganization proposals, which the Board of Trustees of AMG Funds recommends that the shareholders of the Target Funds approve.

Your vote is important no matter how many shares you own.

The details of the Joint Special Meeting are described in the proxy statement that has been sent to all shareholders and can be found at https://vote.proxyonline.com/AMG/docs/SouthernSun.pdf. Please read the proxy statement carefully because it contains important information. If you have any questions regarding the proposals, please contact us at (866) 796-6898, Monday through Friday, from 9:00 a.m. to 11:00 p.m. Eastern time.

Please cast your vote using one of the methods below.

•	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

•	Vote via the Internet. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

•	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the joint special shareholder meeting on January 21, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned to a later date.

Your prompt response is greatly appreciated.

OBO